

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2008

Mr. Alan S. Gever
Executive Vice President
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652

> **Re:** **Smart Balance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement**
> **Filed April 9, 2009**
> **File No. 1-33595**

Dear Mr. Gever:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please correct the Commission File Number indicated on the cover of your annual report to be No. 001-33595.

Sales and Distribution, page 4

2.   If your sales to Wal-Mart are pursuant to an agreement, file that document as an exhibit to your Form 10-K.

Intellectual Property, page 6

3.   File your licensing agreement with Brandeis University as an exhibit to the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Discussion of Results on an Operating Basis, page 26

4.   We note you present a discussion of hypothetical "operating basis" results on pages 26 through 29 using the operating results of GFA Holdings, Inc. (GFA) prior to your acquisition of GFA on May 21, 2007, but excluding your pre-acquisition expenses prior to the acquisition date and your incremental non-cash expenses after the acquisition date. While you should address material variances attributable to your acquisition in MD&A, this should be based on your historical results of operations. Since you did not have operations prior to acquiring GFA, GFA would be your predecessor as the term is defined in Rule 405 of Regulation C. Under these circumstances, you must include predecessor financial statements in your periodic reports as necessary to cover all periods required by the Form. For example, your Form 10-K should also include predecessor (GFA) audited financial statements for 2006 and for 2007 up to the date of acquisition. Your selected financial data should reflect similar predecessor financial information for all periods presented. In MD&A, you should discuss and analyze your historical results along with those of your predecessor. We would not object if you wish to show the GFA results for 2007 prior to your acquisition added to your results for all of 2007 as "non-GAAP combined", eliminating only intercompany transactions but without further adjustment, for MD&A if you believe such presentation would be meaningful.

5.   We note that you filed a Form 8-K on May 25, 2007 with unaudited interim financial statements of GFA Holdings, Inc. and Subsidiary and pro forma financial information relating to your acquisition of GFA on May 21, 2007. Please tell us why you have not filed GFA's audited annual financial statements as required by Rule 3-05 of Regulation S-X.

Controls and Procedures, page 33

6.   Please expand the disclosure of your management's annual report on internal control over financial reporting to provide the statement required by Item 308(a)(2) of Regulation S-K.

Financial Statements, page F-1

Note 2- Merger with GFA, page F-7

7.   We note your disclosure stating, "The amount of goodwill which is carried over from a predecessor acquisition and is deductible for tax purposes is $48.8 million." Your disclosure suggests that you are not following the guidance in paragraph 38 of SFAS 141. Please revise your disclosure and refigure your goodwill as part of your purchase price allocation.

Definitive Proxy Statement on Schedule 14A filed April 9, 2009

8.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation, page 14

9.   We note that you only include disclosure for four named executive officers. Please explain why you do not have any other executive officers who should be included in such disclosure. We direct your attention to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

Base Salary, page 17

10.   Please explain the material factors considered in your decision to increase the salary of Mr. Konzelmann.

Equity Incentives, page 19

11.   Please explain how you determined the amount of stock options awarded to each of your named executive officers, and if a formula was used.

Non-Qualified Deferred Compensation, page 25

12.   If material, please disclose the information required by Item 402(i)(3)(ii).

Director Compensation for 2008, page 29

13.   Please disclose the grant date fair value of each option award computed in
        accordance with FAS 123R.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, Lily Dang at (202) 551-3867,
or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding
comments on the financial statements and related matters. Please contact Sean Donahue

at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director